dig

—

**THE DOG
PERSON'S
DATING APP**





Dig pierces the booming $70B US pet industry through our lead product: Dig - The Dog Person's Dating App.

Dig is in a unique position to drive value and leverage the demand for pet technology and data by connecting the dog-loving community online as well as through localized events.

The Problem

- Pet companies are searching for new means of connecting with and learning about the growing consumer base of millenial dog owners.

- Dog lovers want to date others who will welcome and accept their dogs as part of their lives. They need to sift out people who don't like dogs from general dating apps. Happening now is a significant shift in the dating app world towards niche dating apps.

- Even though millennials spend an average of 10 hours a week on dating apps, ⅓ of people on dating apps never make it out to a real, in-person date because of the gamification of dating.



The Solution

- The intelligent information and data garnered from the Dig App offers valuable opportunities for the pet tech industry. Dig is in a unique position to leverage the demand for new pet products and services.

- Dig creates a dating community dedicated to dog-lovers and dog owners. Dig is the best way for dog lovers and dog owners to connect and find a compatible date.

- Dig has unique features to plan a dog-friendly date from the app.

- Dig presents the 5 best dating profiles for each user everyday based on data and machine learning.



The App – How It Works

Simple Profile Creation



Dig, Really Dig or Pass



Plan a Date



deg

The App - Sponsored Features

Dog-Friendly Locations



AT&T
4:45 PM
Dog-Friendly Locations
DOG PARKS
FOOD & DRINK
OTHER
McCarren Park Dog Run 182.8 yd SHARE
East River State Park Dog Run 698.5 yd SHARE
St. Vartan Park 1.9 mi SHARE
Robert Moses Playground 2.1 mi SHARE
Brooklyn Bridge Park Dog Run 2.1 mi SHARE
Union Square Dog Run 2.2 mi SHARE
Madison Square Park 2.3 mi SHARE
Washington Square Park 2.4 mi SHARE
Hillside Park 2.4 mi SHARE
Fish Bridge Park Dog Run 2.5 mi SHARE
Soho Grand Dog Park 2.6 mi SHARE
Leroy Street Dog Park 3.1 mi SHARE
West Village D.O.G. Run 3.2 mi SHARE
Chelsea Waterside Park 3.3 mi SHARE

Daily Deal



AT&T
1:34 PM
YOUR DAILIES
Sponsored by Groomit
GROOMIT
Pet Grooming On Demand
Groomit offers an array of services at an affordable price, all in the stress-free comfort of your own home, at a time that is convenient for you. Available on App Store and Google Play.
Learn More
DIG
MATCHES
PROFILE

Tip or Trick of the Day



Tip of the day
Bad breath plaguing your pup?
Try adding parsley to their bowl!
Fresh food is amazing for dogs.
- The Farmer's Dog



The Dig App captures the energy of dating and finding true love and infuses it with the passion and commitment of dog lovers



Market
Opportunity

Market Opportunity:
Online Dating



1 in 5 of all committed relationships in the U.S. start with online dating

Online dating is the
2nd most common
way for heterosexual
couples to meet



It's the most common
way for homosexual
couples to meet

Market Opportunity:
Single Dog Owners

55%

Of single adults in the U.S. are pet owners, and pet ownership among singles is on the rise

89.7M

dogs in U.S. households. Americans are projected to spend $87 billion on their pets in 2018

Millennials now represent the 35% of all pet owners in the U.S. - the largest demographic of pet owners



dog

Market Opportunity:
Single Dog Owners

WAG, THE DOG WALKING APP, SURVEYED 3,500 DOG OWNERS AND FOUND:

- 86% would break up with their significant other if they weren't into their dog

- 3 in 10 dog parents have used their dog to attract a potential partner

- 60% say they've been flirted with while walking their dog

- On dating apps, 73% of dog parents are more likely to engage with a person's profile picture if it includes a dog

- 78% of dog parents are more likely to go home with someone if they say they also have a dog



Market Opportunity:
Pet Industry Expenditures



Pet owners continue to increase their spending. Companies in pet tech and pet products and services need new access, information, and valuable "moments" to connect with pet lovers. Dig can provide this data and connection.

By 2020, the U.S. pet industry is expected to reach **$96 billion in sales**, according to Packaged Facts, a leading market research firm.



Dig's Intelligent Information
Unique B2B Opportunities and Examples







1. Dig reaches both dog owners and aspiring dog owners - a valuable opportunity for **large pet brands** like Nulo Pet Food to connect with Dig users on an emotional level before they get a dog through in-app sponsorships and co-promotional campaigns.

2. Dig users connect and share significant lifestyle, health, and aspirational information about their dogs in their bios, photos, and in conversations with other users. **Small pet companies** like PupJoy will benefit from learning about their customers on Dig through Dig Data Portraits.

3. A successful relationship created signifies a valuable and important moment in the dog's life when it may go from one owner to two - doubling possible household resources and time for the dog. **Pet industry leaders** like Purina and Mars Petcare and **dog-friendly brands** such as WeWork will benefit knowing this valuable lifestyle change opportunity.





Go to Market Strategy

Press and Media
Visit DigDates.com/press

Forbes





COSMOPOLITAN



BuzzFeed

The Boston Globe

Bloomberg









PHILLY VOICE

NBC BOSTON

BOSTINNO

Pet Business
THE MOST TRUSTED NAME IN THE PET INDUSTRY











AT&T
2:26 PM
YOUR DAILIES
Event Announcement
DIG
SAN FRANCISCO
LAUNCH
dig wework
Dig San Francisco Launch!
Dig – The Dog Person's Dating App is officially launching Thursday, October 11th with an exclusive, dog-friendly event at WeWork Mid-Market! Entry and drinks are FREE when you download or share the Dig app. Join us for free beer, dog services, and treats for everyone!
Learn More
DIG
MATCHES
PROFILE

Acquiring Customers and Driving Revenue

- Dog-Friendly Events and Experiences
- Digital Marketing Partnerships
- Public Relations and Press
- Content Distribution to Influencers
- Digital Advertising
- Event Sponsorships
- Strategic Pet Industry Partnerships
- Consumer Data Shares




BEST MOM EVE
dig
THE DOG PERSON'S DATING APP




PAUL'S

Launch Events - Dig launch events around the country range in size from 50-650 attendees (and their dogs). We strategically partner with both large brands and local businesses and rescue organizations at each event to connect with their followers and customers.


Patrick's Day
DOG PARADE
PATRICK'S PARK





17

Examples of Dig Events



NOLA DOG MOM'S DAY
MAY 12TH • 11:30AM-2:30PM
DEJA VIEUX FOOD PARK
1681 RELIGIOUS ST
Free drinks • Live music • Spa treatments
DIG NY LAUNCH
SATURDAY 7-10PM
39 S 5TH ST • BROOKLYN • NY • 11249
PUPS & PRIDE
DIG CHICAGO LAUNCH
JUNE 23RD • 12-3PM • THE SOFO TAP
RESERVE YOUR SPOT AT DIGCHICAGO.EVENTBRITE.COM
DIG DETROIT LAUNCH
SEPTEMBER 20TH • 6-8PM
WEWORK MERCHANT'S ROW
RESERVE YOUR SPOT AT DIGDETROIT.EVENTBRITE.COM
DIG BOSTON LAUNCH
JULY 19TH • 6-8PM
WEWORK FORT POINT
DIGBOSTON.EVENTBRITE.COM
DIG SF LAUNCH
OCTOBER 11TH • 6-8PM
WEWORK MID-MARKET
RSVP AT DIGSANFRANCISCO.EVENTBRITE.COM

Upcoming Dig Events

- Dig and WeWork have plans to throw dog friendly launch events together in Portland OR on February 28, Miami April 11, Nashville June 6, Denver June 27, and more.
- Dig is planning additional co-branded events with iHeartRadio, I Love My Dog, luxury dog-friendly hotels, and with additional partners nationwide.
- See video examples of Dig events at https://digdates.com/pastevents/



Strategic Partnerships

Dig has strategic partnerships with significant companies to sponsor and host events in dog-friendly spaces, such as at WeWork locations, to create co-promotional marketing campaigns for dog owners with companies such as Pet Supplies Plus and Rover, and for data sharing opportunities.

















AT&T
1:34 PM
YOUR DAILIES
Sponsored by Rover
Need a Date? Foster a Dog.
Foster a dog and it'll return the favor. How? Bring one to the park and see whom you meet. Find a date and save badass dogs from idiot humans at the same time. Short and long term fosters needed.
Learn More
DIG
MATCHES
PROFILE

19

Advertisement Customers & Digital Marketing Partner Examples




AT&T
1:34 PM
YOUR DAILIES
Sponsored by maison de pawZ
Need a Date? Foster a Dog.
maison de pawZ offers all-natural, Parisian inspired treats for your dog baked right here in NYC. Zero gluten and grain + limited human grade ingredients = zero rumbling tummies. BONE-appetit!
Learn More
DIG
MATCHES
PROFILE

Marketing Trade

Companies pay to be featured on the app or they are featured in a trade for free advertising:

- Daily Deal
- Dog Friendly Locations
- Tip or Trick of the Day
- Event Sponsorships
- Dig Unleashed Content

dig

Current Cost of User Acquisition

- Dig uses a blend of acquisition techniques to drive downloads and customers.

- Through sponsored Dig events, press placements, and co-marketing partnerships, Dig's cost per download is 70 cents. This cost is recouped through the sponsorships and vendor sales at events.

- In initial trials, digital targeted marketing across social channels and search platforms cost Dig between 50 cents and $1.50 cents per download.



dig



Where We Are Now & How We Will Grow

25,000 Unique Dig Users

As of February, 2019


AT&T
4:47 PM
YOUR DAILIES
Sabrina
31
Town of Salem
DIG
MATCHES
PROFILE


AT&T
4:47 PM
YOUR DAILIES
Jonathan and Dawson
524.4 mi
DIG
MATCHES
PROFILE


AT&T
4:57 PM
YOUR DAILIES
Jackie and Henry
1 mi
Henry is my life.
DIG
MATCHES
PROFILE


AT&T
4:57 PM
YOUR DAILIES
Attila and Rushy
4,336.5 mi
DIG
MATCHES
PROFILE

Progress Thus Far
Technology and Business Development

- Launched iOS in App Store in February, 2018. Launched Android in Google Play store October, 2018. Reached 25,000 downloads

- The Dig Development Team Lead manages our offshore development team and is growing our data science team of consultants and talented interns

- Raised $362,000 in SAFE Instrument investments

- Built a secure, highly scalable product and created unique code and algorithms to increase users' matching probability

- Dig trademark approved

- Hired first 12 Dig Event and Partnership Specialists and began ambassador program to drive downloads and sales of vendor space to small dog-businesses at events

- Built strong team of advisors in marketing, technology, corporate development, finance, and in the pet and dating industries

- Selected as one of 12 companies to showcase at the 2018 Pets & Money Summit Spotlight. Dig was a 2018 MassChallenge Accelerator Finalist and a top 100 Semifinalist for a Startup of Year Competition. Dig was one of six companies featured at Purina's Pet Care Innovation Prize Showcase in Chicago in August 2018.

dig

Progress Thus Far
Growth and Partnerships

- Hosted launch events in Boston MA, Brooklyn NY, East Village NY, Chelsea NY, New Orleans LA, Shreveport LA, Orlando FL, Chicago IL, Detroit MI, and San Francisco CA, and Austin TX, Los Angeles CA, and Portland OR with additional plans for events in Miami, Nashville, Denver, Atlanta, Seattle, and more cities in 2019.

- Currently working collaboratively with many of the key players in our space such as BarkBox, PupJoy, Rover, Wag, and Pet Supplies Plus who are helping us shape our growth strategy and connecting us to support channels of different natures to assist our growth in areas of co-promotional campaigns, introductions to potential partners and and strategic investors

- Secured 70+ advertising, events, and digital marketing partners as well as 6 strategic partnerships with major national brands

- Appeared live on Cheddar TV, on Forbes.com, in Cosmopolitan Magazine, NPR's How I Built This, on numerous radio stations, across Hearst TV News Stations, dozens of online publications and more. For links to all press coverage, visit DigDates.com/press

- Started generating advertising and sponsorship revenues to fund user acquisition

dig

Leaders of the Pack



Leigh Isaacson
Co-Founder, CEO

6+ years in Communications and Management. Former TV Journalist, nonprofit Regional Director and Graduate Adjunct Professor at Tulane University.



Casey Isaacson
Co-Founder, CCO

6+ year Art Director at top New York advertising agencies. Clients include Wall St Journal, Macy's, American Express and many more.



Keith Isaacson
Co-Founder

Infertility specialist with start-up business experience in real estate and healthcare. He founded 5 medical startups with two exits.



Charles Feinn
Chief Technology Officer

Product designer, iOS and Android developer, and entrepreneur with specialties in management, UX & UI design, innovation, and strategy.

Allison Hall
Investor and Advisor

V.P. Marketing Insights and Advanced Analytics at AT&T

Amith Nagarajan
Investor and Director

Started rasa.io, which developed cutting edge AI to drive meaningful daily engagement between a brand and its audience through personalized content curation. Has 2+ decades of success as an entrepreneur

Cindy Starr
Marketing Advisor

SVP, Marketing at Vistaprint. Former VP, Managing Director of One to One Interactive where she led marketing, acquisition and retention strategies for clients such as Comcast, Liberty Mutual and The Make-A-Wish Foundation

Diego Concha
Technology Advisor

Consulting Frontend Architect and CTO. Mentor for Fortune 500 companies. Expertise in technology, user experience, product development and business strategy



It's a
Match!
You're barking up the
right tree.

View Profile

Send a message

Back to Dig

How We Will Grow

- Build up marketing and data team to capitalize on the wave of momentum that has been created by our events and press

- Focus on efficiently driving the value of the company through acquiring and retaining customers, continually developing and advancing technology & data analytics, and continuing to push on revenue models through advertising and co-promotional partners

- Continue to throw regional launch parties

- Continue implementing efficient press relations and media campaign

- Build up local brand ambassadors and event specialists to focus on outreach and both client and partner acquisition in each launch city post launch

- Continue to advance technology to drive more data analytics and offer users and customers a continually improving interface and experience

- Launch social media influencer digital campaigns

- As Dig achieves more users, offer subscription tiers with additional features for users

- Strengthen strategic co-marketing and data share partnerships with local, regional, and national brands

- Explore and develop new strategic partnerships to support growth plan

- Raise appropriate funds to be able to sustain company during growth phase and through a potential exit scenario

Event Growth Strategy

Dig has a unique, scalable, and cost-efficient template for user acquisition by city. Hyper-local growth through sponsored dog-friendly events, regional press, and local partnerships ensures a fast way for Dig to enter new markets through the dog-community that also builds goodwill and brand affinity as well as drives revenue.

- Dig event specialists find local dog-business sponsors for each Dig launch event. Sponsors pay for vendor space to provide entertainment, activities and giveaways at the event, and they market Dig and the event to their customers and social media followers. Dig event specialists are paid a portion of their successful sales.

- Dig events are held in partnership with WeWork. Dig provides WeWork content for their #dogsofWeWork campaign and a list of attendees. WeWork gives Dig space, beer, marketing and event staff for for free for all events.

- Dig's events are efficient and scalable "plug-and"play" templates that are easy for interns and event specialists to take over. They offer low maintenance sponsorship opportunities for companies looking for on-the-ground presence.

- Dig's most recent 3 events and corresponding press and awareness brought a total of 5,000 iOS downloads. The cost of the events and user acquisition were covered by the dog-business sponsorships.

- Dig's events draw the attention of and enable larger content distribution and promotional partnerships with companies such as Rover, BarkBox, and Pet Supplies Plus, and innovative growth and data partnerships with companies such as PupJoy. Dig strategically brings on 1-5 regional companies and 15-20 small companies for the combination of significant campaigns and hyperlocal reach.

- Dig will hire additional event specialists to run Dig events across the country in 2019 using this template. In addition, Dig will spend 50 cents to $1.50 per download on digital advertising, will continue with the press outreach, and will start data-share partnerships to drive user growth and retention to reach our first milestone of 100,000 active users.

City by City Expansion Plan



SEATTLE
PORTLAND
SAN FRANCISCO
LAS VEGAS
LOS ANGELES
SAN DIEGO
PHOENIX
TUCSON
DENVER
ALBUQUERQUE
MINNEAPOLIS
CHICAGO
ST.LOUIS
DALLAS
AUSTIN
NEW ORLEANS
NASHVILLE
DETROIT
BOSTON
NYC
WASHINGTON, DC
CHARLOTTE
CHARLESTON
ATLANTA
SAVANNAH
ORLANDO
MIAMI
2018
2019

dig

Revenue Breakdown



Data

Dig will sell data and information offerings to new and existing pet markets and companies interested in marketing to dog lovers.

Advertising and Subscriptions

Companies pay to be featured in Dig's Daily Deal on the app, or Dig trades the feature space for marketing. Dig will be able to offer users subscription tiers to access additional features at monthly rates of $2.99-$15.99.

Sponsorships

Companies and brands pay for vendor spaces and larger sponsorships at Dig events and for Dig unique content promotion on Dig Unleashed and in Dig emails to users.

2020

By 2020, Dig's revenue stream will include data and information shares. Dig is testing partnerships and formulas now with select companies in trade for marketing.

2019

Dig will continue to leverage advertising and marketing trades and sales throughout 2019. Companies will pay market value based on daily active user counts for a sponsorship/daily deal package. Regionalizing this daily deal will maximize opportunities. Dig may offer paid subscription tiers to users after hitting a critical mass of 100,000 users.

Now

Companies currently pay Dig between $50 - $500 for vendor booths at Dig events. Dig LA had 37 vendor booths. Larger sponsorships opportunities for exclusive 'dog walkers of Dig', 'dog food of Dig', and more are underway.



Fundraising to Execute Growth Plan:
Seed Round: $750,000









AT&T
5:59 PM
That's it for today
We'll sniff out up to 5 more people for you tomorrow.
TIME REMAINING
1:00:00
DIG
MATCHES
PROFILE

Fundraising:
Seed Round Use of Proceeds

- **Marketing/Events & Customer Acquisition-** Build-out marketing team and brand ambassadors; drive targeted hyper-localized marketing, events, PR, and partnerships. Strategically target all efforts in this area to try to achieve 100,000 active users and maximize advertising and partnership revenues.

- **Business Operations & Development-** Build-out management team to strategically maximize growth of company and products.

- **Technology Development & Operations-** Build-out tech team; continue to advance technology so that it can handle large volume of users, has advanced functionality, and interface continues to be appealing and user friendly; develop and maximize valuable data analytics.

- **General/Administrative**- General and administrative fixed costs to keep company operational at this level.



Potential Exits and Opportunities

Companies Making Acquisitions in Our Space























Pet Technology Investment Environment:
Recent Investment and Acquisition Activity

- Mars Petcare acquired Whistle, a maker of smart dog collars, for **$117 million** in 2015

- Softbank Capital invested **$300 million** into mobile application-based dog walking service Wag in January 2018. Rover.com raised a total of **$310 million** as of May 2018.

- Petnet and Petcube have each raised more than **$14 million** since 2017

- As of November 2018, VCs had already invested $579 million across 33 deals in the pet tech space. In 2017, $311 million total was invested across 40 deals.









First Exit Opportunity: 100,000 Dig Users

- The first pet industry milestone Dig is planning for is to reach 100,000 active users by the end of 2019. Whistle was reportedly acquired for $117M at 100,000 subscribers.

- Dig is raising $750,000 to hit this first milestone and have potential early exit opportunities.

- Potential acquirers have noted the valuable data uniquely accessed by Dig. Specifically, for example, Dig reaches customers at a significant moment in a dog's life with brand loyalty and good will. When couples successfully begin dating, the potential income available to purchase dog resources and services doubles. This presents unique opportunities to market pet industry brands to the consumers.





Pet Technology and Data Leader

- Dig has the unique opportunity to be the world leader in intelligent information about single dog owners and aspiring dog owners

- At 1M active users year, Dig will be be able to contract data shares with multiple industry leaders and be a major data player in the booming pet space.

- Dig will help answer a key industry question: What can we learn so dogs and dog lovers can live healthier, longer, and more joyous lives together? This information is key for understanding the future of pet services and products that pet parents want, and key industry players have already indicated interest in the unique information.

- Dig is preparing for this opportunity by building the scalability and capacity into our technology and by dedicating data scientists to the Dig team. We would begin the funding raise for this opportunity after we hit our 100,000 user milestone.





Contact:

✉ Leigh@digdates.com

🔗 Digdates.com

⬛ @DigDates

f @DigDates

🐦 @DigDates

dig